Exhibit 4.10
Equipment Purchase Agreement
(Summary Translation)
Purchaser: Jiangxi LDK Solar Hi-Tech Co., Ltd.
Supplier: Beijing JYT Corporation
This Equipment Purchase Agreement (hereinafter referred to as the “Agreement”), is dated as of July 22, 2008, is made by and between Jiangxi LDK Solar Hi-Tech Co., Ltd. (hereinafter referred to as “Party A” or “Purchaser”) and Beijing JYT Corporation (hereinafter referred to as “Party B” or “Supplier”). This Agreement shall supersede the original agreement with reference no. PCS0800215 (hereinafter referred to as the “Original Agreement”) and each party shall have the rights and obligations as stipulated in this Agreement.
1.	Sale and purchase of equipment:
Name: 580 units of JYT660 directional solidification system furnaces (including 20 units as specified in the Original Agreement)

Brand name and Specifications: JYT660, maximum multicrystalline polysilicon ingot weight 800kg

Unit Price: see annex 3

Delivery Schedule: see annex 3

Total Price: Rmb 1,594,000,000
2.	Quality Specifications: see annex 1

3.	Party B shall take all necessary measures to avoid damages to the goods in transit and shall be responsible for the damages during transportation caused by packaging problems.

4.	Party B shall deliver the goods to Party A and be responsible for all delivery expenses.

5.	Party A shall pay to Party B 3% of the total price (i.e. Rmb 47,820,000) 30 days from the date of the Agreement. This amount will be partly offset by the prepayment as specified by the Original Agreement, with the remainder being paid in one installment. Three months prior to the delivery, Party A shall make prepayment equal to 15% of the total amount to be paid for the goods to be delivered each year, and shall pay 47% of the amount due for the shipment 15 prior to the delivery, and pay 25 % of the amount due for the shipment within 15 days from inspection. The remaining 10% shall be paid at the earlier of: 12 months from inspection or 15 months from the delivery.

6.	Inspection time: within seven days after the installation and testing.

7.	The method and period in dealing with disputes:
i.	Upon inspection of the goods by Party A, if the type, model, specification, quantity or quality of the goods fail to conform with the Agreement, Party A shall give written notice to Party B within seven days and Party A is entitled to refuse to pay for the nonconforming goods.

ii.	Party B shall be responsible for the exchange or repair of the goods at their own costs within the one-year warranty period. If the warranty period expires, the cost should be handled pursuant to the after-sales service provisions with cost of labor waived.

iii.	Party B shall handle any written dispute from Party A within three days (unless otherwise agreed between Party B and Party A); otherwise, Party B would be deemed to acquiesce to Party A’s views or act.
8.	Breach of duty by Party B:
i.	If Party B fails to supply the goods, Party B shall compensate Party A such amount equal to 150% of the prepayments made by Party A for the defaulted shipment.

ii.	Party B shall be responsible for exchange or repair any nonconforming goods at its cost. Nonconforming goods that cannot be repaired or exchanged shall be deemed non-delivery.

iii.	Unless prior consent has been obtained by Party A, Party B shall compensate Party A for late delivery by paying a weekly fee equal to 2% of the price for the delayed goods plus any direct losses suffered by Party A from such delay.
9.	As stipulated in the Agreement, Party A shall have the exclusive rights to use the goods globally. Party B represents that there are no disputes with respect to the intellectual property rights of its products. Any intellectual property rights relating to the processes or equipment design developed from the cooperation shall be jointly owned by both parties. Prior consent by both parties shall be obtained for any transfer to third parties of such intellectual property rights or products based on such rights. Party B undertakes not to sell its directional solidification system furnaces to any third parties from 2008 to July 30, 2013 or until the completion of the Agreement, whichever is earlier, unless otherwise extended by both parties.

10.	The parties shall resolve all disputes arising from or in connection with the Agreement by submitting the disputes to the Arbitration Committee of Xinyu City.

11.	This Agreement shall become effective on July 22, 2008. During the term of the Agreement, neither party shall amend or terminate the Agreement without consultation with the other.

Party A
Jiangxi LDK Solar Hi-Tech Co., Ltd.
Jiangxi LDK Solar Hi-Tech Co., Ltd. (sealed)

Party B
Beijing JYT Corporation
Beijing JYT Corporation (sealed)

Annex 1: Specifications of JYT660 directional solidification system furnaces
Annex 2: Inspection and examination standards
Annex 3: Pricing and delivery schedule

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